Exhibit 99.1

82 Richmond Street East

Suite 200

Toronto, Ontario M5C 1P1

TO THE SHAREHOLDERS OF

TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at the Toronto Airport Marriott Hotel, 901 Dixon Road, Toronto, Ontario M9W 1J5 on Thursday, February 28, 2019 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2018;

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	To set the number of directors at five and elect directors for the ensuing year;

4.	To approve a special resolution of the Corporation’s shareholders to amend the Corporation’s Articles to change the name of the Corporation to “Tanzanian Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 18, 2019 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

Notice-and-Access

The Corporation has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting. Under the Notice-and-Access Provisions, instead of receiving printed copies of the Circular, shareholders will receive a Notice of Availability of Proxy Materials (“Notice of Availability”) with information on the Meeting as well as information on how they may access the Circular electronically and how they may vote.

The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package and not to others. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Shareholders can request that printed copies of Meeting materials be sent to them by postal delivery, at no cost to them, up to one year after the date the Circular was filed on SEDAR by calling the Corporation toll-free 1-844-364-1830. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice of Availability.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of Meeting-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended August 31, 2018 (“Financial Statements”) and Management’s Discussion & Analysis of the Corporation’s results of operations and financial condition for the year ended August 31, 2018 may be found on the Corporation’s SEDAR profile at www.sedar.com and a copy of the Circular will also be made available at www.envisionreports.com/TNXQ2019.

Shareholders are reminded to review the Information Circular before voting.

IMPORTANT: If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, prior to 10:00 a.m. (Toronto time) on Tuesday, February 26, 2019. The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 18th day of January, 2019.

By Order of the Board

“James E. Sinclair”
James E. Sinclair,
Executive Chairman